Exhibit 12.1

Ratio of Earnings to Fixed Charges Table

(in thousands, except for ratios)

	For the Years Ended
	December 31, 2007		December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Net (loss) income	(1,545,678)		297,697	282,844	232,564	176,504	120,016
Add: interest expense and amortization of premiums, discounts and capitalized expense related to indebtedness	2,307,242		2,127,803	1,166,877	635,794	355,662	244,038

Earnings as adjusted	761,564		2,425,500	1,449,721	868,358	532,166	364,054

Fixed charges (interest expense and amortization of premiums, discounts and capitalized expense related to indebtedness)	2,307,242		2,127,803	1,166,877	635,794	355,662	244,038

Ratio of earnings to fixed charges	.33 X	(1)	1.14 X	1.24 X	1.37 X	1.50 X	1.49 X

Preferred stock dividend	40,452		10,751	6,103	—	3,340	6,679

Ratio of earnings to fixed charges and preferred stock dividends	.32 X	(1)	1.13 X	1.24 X	1.37 X	1.48 X	1.45 X

(1)

For the year ended December 31, 2007, total fixed charges and total fixed charges and preferred stock dividends exceeded total adjusted earnings available for payment by approximately $1.55 billion and $1.59 billion, respectively.